                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Allis-Chalmers Energy Inc.
                                (NAME OF ISSUER)

                     Common Stock, par value $0.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    019645407
                                 (CUSIP NUMBER)

                            Joseph P. Bartlett, Esq.
            Greenberg Glusker Fields Claman Machtinger & Kinsella LLP
                      1900 Avenue of the Stars, 21st Floor
                          Los Angeles, California 90067
                                 (310) 553-3610
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 August 24, 2005
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240. 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 019645407
Page 2

                                TABLE OF CONTENTS


ITEM 1. SECURITY AND ISSUER SECURITIES ACQUIRED.
ITEM 2. IDENTITY AND BACKGROUND.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
ITEM 4. PURPOSE OF TRANSACTION.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
SIGNATURE
Exhibit 7.1
Exhibit 7.2
Exhibit 7.3


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--------------------------------------------------------------------------------

1. Name of Reporting Person.
     I.R.S. Identification Nos. of above persons (entities only).

     Christopher Engel
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
 NUMBER OF          177,411
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           83,027
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           117,411
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    83,027
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
      260,438
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
     1.7%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1. Name of Reporting Person.
     I.R.S. Identification Nos. of above persons (entities only).

     Donald Engel
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         212,893
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           212,893
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
      212,893
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
     1.4%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1. Name of Reporting Person.
     I.R.S. Identification Nos. of above persons (entities only).

     Engel Investors Defined Benefit Plan
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           83,027
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    83,027
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
      83,027
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
     0.532%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
     EP
--------------------------------------------------------------------------------



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CUSIP No. 019645407
Page 3


                                  SCHEDULE 13D
                           ALLIS-CHALMERS ENERGY, INC.

         Christopher Engel, Donald Engel and the Engel Investors Defined Benefit Plan (collectively, the "Reporting Persons") previously filed a statement on
Schedule 13D jointly with Leonard Toboroff, Robert E. Nederlander, RER Corp., a Michigan corporation wholly-owned by Mr. Nederlander, and the Leonard Toboroff P.C. Profit Sharing Trust 002 to report their ownership of equity securities to which this statement on Schedule 13D relates because, as parties to the stockholders agreement dated as of April 2, 2004 (the "Stockholders Agreement") with RER Corp., Energy Spectrum Partners LP, Jens H. Mortensen, Munawar H. Hidayatallah and Saeed M. Sheikh, the Reporting Persons could have been deemed to be part of a group with The other parties to the Stockholders Agreement. While the Reporting Persons continue to disclaim that they have ever formed or been part of a group among each other or the other parties to the Stockholders Agreement, they are filing this statement on Schedule 13D because the Stockholders Agreement was terminated by the parties on August 24, 2005. All share amounts have been restated to give effect to a one-to-five reverse stock split effective June 10, 2004.


ITEM 1. SECURITY AND ISSUER SECURITIES ACQUIRED.

Security: Common Stock of Allis-Chalmers Energy Inc. ("Common Stock").

Issuer: Allis-Chalmers Energy Inc. (the "Issuer"), 5075 Westheimer, Suite 890, Houston, TX 77056.


ITEM 2. IDENTITY AND BACKGROUND.

         (a) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D statement is hereby filed by Christopher Engel, Donald Engel and the Engel Investors Defined Benefit Plan (collectively, the "Reporting Persons").

         (b) The principal address and/or office of Christopher Engel is 1075 Park Avenue, New York, NY 10128. The principal address and/or office of Donald Engel and the Engel Investors Defined Benefit Plan is 570 Park Avenue, New York, NY 10021.

         (c) Christopher Engel and Donald Engel are private investors. The Engel Investors Defined Benefit Plan is a pension benefit trust.

         (d) and (e) During the past five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Donald Engel and Christopher Engel are United States citizens. Engel Investors Defined Benefit Plan is a pension benefit trust, organized under the laws of the State of New York.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Schedule 13D is being filed to report the termination of the Stockholders Agreement. See Item 4.

ITEM 4. PURPOSE OF TRANSACTION.

         Each of the Reporting Persons now beneficially owns less than 5% of the outstanding Common Stock.

         On April 2, 2004, (a) in exchange for an investment of $2 million, the Issuer issued 620,000 shares of Common Stock, and warrants to purchase 800,000 shares of Common Stock at an exercise price of $2.50 per share expiring on April 1, 2006, to an investor group consisting of each Reporting Person, Leonard Toboroff and RER Corp., a Michigan corporation wholly-owned by Robert E. Nederlander (the "Investor Group"). In connection therewith, the Investor Group, Munawar H. Hidayatallah, Saeed M. Sheikh, Jens H. Mortensen, Energy Spectrum Partners LP, the Issuer and others entered into a stockholders agreement (the "Stockholders Agreement"), pursuant to which the parties agreed to vote for the election to the board of directors of the Issuer three persons nominated by Energy Spectrum, two persons nominated by the Investor Group and one person nominated by Messrs. Hidayatallah, Mortensen and Sheikh. The parties and the Issuer also agreed that in the event the Issuer had not completed a public offering of its shares prior to September 30, 2005, then, at the request of Energy Spectrum, the Issuer would retain an investment banking firm to identify candidates for a transaction involving the sale of the Issuer or its assets. In addition, the Issuer, Energy Spectrum, the Investor Group and Messrs. Sheikh, Hidayatallah and Mortensen entered into a registration rights agreement with the Issuer and other parties named therein dated April 2, 2004 (the "Registration Rights Agreement"), pursuant to which the parties were granted certain registration rights with respect to the Common Stock owned or to be owned by such parties.

         In June 2005, the parties entered into a First Amendment to Stockholders Agreement dated April 4, 2004, which provided that (a) unless and until Energy Spectrum notified the Issuer and the other parties to the Stockholders Agreement that it elected to nominate all three directors it was entitled to nominate, Energy Spectrum would have the right to designate one nominee to be elected as a member of the Issuer's board of directors and the other parties would not be entitled to nominate any directors, and (b) the Stockholders Agreement would terminate upon the completion of an offering if all shares owned by Energy Spectrum were sold. On August 24, 2005, Energy Spectrum sold all of its shares, and the Stockholders Agreement terminated.

         The Reporting Persons acquired the shares of Common Stock as an investment.

         Each Reporting Person reserve the right to (i) dispose of all or part of its or his investment in the Common Stock at any time, (ii) acquire additional equity securities of the Issuer or its affiliates in the open market, in private transactions or otherwise, (iii) propose a merger or other business combination with the Issuer or its affiliates, or (iv) take any other action with respect to the Issuer. Any such purchases will depend upon the market prices for the shares of Common Stock, the number of shares which may become available for purchase at prices which they regard as attractive and various other factors which it or he may determine to be relevant.

         Except as set forth in this Item 4, no Reporting Person has any current plans or proposals which relate to or would result in (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (b) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) any change in the Issuer's present board of directors or management; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other major change in the Issuer's business or corporate structure; (f) any change in the Issuer's charter or by-laws that might impede the acquisition or control of the Issuer by any person; (g) the delisting of a class of the Issuer's securities on a national securities exchange; (h) the termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of the Issuer's equity securities; or (i) any action similar to any of those enumerated above. However, as indicated above, each Reporting Person intends continuously to review its or his investment in the Issuer. Depending upon the results of such continuing review and other factors, each Reporting Person reserves the right to propose, take, or seek to cause the Issuer to take, one or more of the transactions described in this paragraph.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Christopher Engel is the beneficial owner of 177,591 shares of the Common Stock, which constitutes approximately 1.13% of the shares of the Common Stock outstanding on the date hereof, according to information provided by the Issuer. The number of shares of Common Stock beneficially owned by Christopher Engel includes 77,461 shares owned by him and 99,950 shares which may be issued upon the exercise of warrants owned by him.

         Donald Engel is the beneficial owner of 212,893 shares of the Common Stock, which constitutes approximately 1.4% of the shares of the Common Stock outstanding on the date hereof, according to information provided by the Issuer. The number of shares of Common Stock beneficially owned by Donald Engel includes 92,953 shares owned by him and 119,940 shares which may be issued upon the exercise of warrants owned by him.

         The Engel Investors Defined Benefit Plan is the beneficial owner of 83,027 shares of the Common Stock, which constitutes approximately 0.532% of the shares of the Common Stock outstanding on the date hereof, according to the information provided by the Issuer. The number of shares of Common Stock beneficially owned by the Engel Investors Defined Benefit Plan includes 36,251 shares owned by it and 46,776 shares which may be issued upon exercise of warrants owned by it.

         (b) Christopher Engel has sole voting power and sole power of disposition with respect to all shares of Common Stock beneficially owned by him. Donald Engel has sole voting power and sole power of disposition with respect to all shares of Common Stock beneficially owned by him. Christopher Engel and the Engel Investors Defined Benefit Plan have shared voting power and shared power of disposition with respect to all shares of Common Stock beneficially owned by the Engel Investors Defined Benefit Plan.

         (c) No Reporting Person has effected any transactions with respect to the Common Stock within the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the best knowledge of each Reporting Person, there are currently no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person or with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.1: Stockholders Agreement dated April 2, 2004, by and among the Issuer and the other persons signatory thereto (1).

         Exhibit 7.2: Registration Rights Agreement dated April 2, 2004, by and among the Issuer and the other persons signatory thereto (1).

         Exhibit 7.3: First Amendment to Stockholders Agreement dated April 2, 2004, by and among the Issuer and the other persons signatory thereto, dated as of July 29, 2005.

(1) Filed as an exhibit to Schedule 13D filed by the Reporting Persons on April 13, 2004.

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

         Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of him or it in the capacities set forth below.


Dated:   September 6, 2005
                                            /s/ Christopher Engel
                                            ----------------------------
                                            CHRISTOPHER ENGEL


                                            /s/ Donald Engel
                                            ----------------------------
                                            DONALD ENGEL


                                            ENGEL INVESTORS DEFINED BENEFIT PLAN


                                            By: /s/ Christopher Engel
                                            ----------------------------
                                            CHRISTOPHER ENGEL, TRUSTEE